SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

04 July 2018

 LLOYDS BANKING GROUP plc

 (Translation of registrant's name into English)

5th Floor

25 Gresham Street

London

EC2V 7HN

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 04 July 2018 re: Transaction in Own Shares

04 July 2018

TRANSACTIONS IN OWN SECURITIES
Lloyds Banking Group plc (the "Company") announces today that it has purchased the following number of its ordinary shares, from UBS AG, London Branch (the "Broker").

Ordinary Shares
Date of purchases:	04 July 2018
Number of ordinary shares purchased:	35,913,400
Highest price paid per share (pence):	62.7500
Lowest price paid per share (pence):	61.9400
Volume weighted average price paid per share (pence):	62.471

Such purchases form part of the Company's existing share buy-back programme and were effected pursuant to the instructions issued to the Broker by the Company on 07 March 2018, as announced on 08 March 2018.

The Company intends to cancel these Shares.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a full breakdown of the individual trades made by the Broker on behalf of the Company as part of the buy-back programme is set out in the Schedule to this announcement available through the link below:-

http://www.rns-pdf.londonstockexchange.com/rns/6466T_1-2018-7-4.pdf

- END -

For further information:

Investor Relations
Douglas Radcliffe                                                                               +44 (0)20 7356 1571
Group Investor Relations Director
douglas.radcliffe@lloydsbanking.com

Corporate Affairs
Matt Smith                                                                                           +44 (0)20 7356 3522
Head of Corporate Media
matt.smith@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc

 (Registrant)

By: Douglas Radcliffe

Name: Douglas Radcliffe

Title: Group Investor Relations Director

Date: 04 July 2018